Benjamin T. Sporn Senior Vice President, General Counsel & Secretary

Phone 914 701-4503 Facsimile 914-696-0860 Email bsporn@nutrition21.com

October 30, 2007

BY EDGAR and UPS

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Filer Support

Re: Nutrition 21, Inc.

Greetings:

Eight copies of the Annual Report to shareholders are being submitted. The definitive proxy solicitation materials for the above-referenced corporation’s forthcoming annual meeting on November 29, 2007, consisting of a Schedule 14 A, Notice of Annual Meeting, Proxy Statement, and Form of Proxy, were filed through EDGAR.

Should you have any questions or comments with regard to the enclosed material, please contact the undersigned at (914) 701-4503. Kindly acknowledge your receipt of this filing by stamping and returning the enclosed copy of this letter in the attached self-addressed, postage prepaid envelope.

Very truly yours,

/s/ Benjamin T. Sporn

encl.

Copy to: NASDAQ